Exhibit 99.1

Excerpt from Revised Preliminary Proxy Statement of Stable Road Acquisition Corp.

As filed on April 7, 2021

SUMMARY OF STATUS AND RECENT DEVELOPMENTS WITH RESPECT TO
THE MOMENTUS BUSINESS COMBINATION

The sole purpose of the Extension Amendment is to allow the Company more time to complete the proposed Momentus Business Combination pursuant to that certain Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of October 7, 2020, with Momentus, Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“First Merger Sub”), and Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Company (“Second Merger Sub”).

Under the Merger Agreement: (a) First Merger Sub will merge with and into Momentus (the “First Merger”), with Momentus being the surviving corporation of the First Merger (such company, in its capacity as the surviving corporation of the First Merger, the “Surviving Corporation”) and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving company of the Second Merger. The Momentus Business Combination will constitute a “business combination” as contemplated by the Company’s charter.

The Momentus Business Combination will be completed as promptly as practicable (but no later than the third business day) after all of the conditions to the obligations of the parties to consummate the Mergers are satisfied or waived, including the requisite approval of the stockholders of the Company and Momentus, or at such other time as the parties agree, unless earlier terminated in accordance with the terms of the Merger Agreement. Please see the section below titled “— Conditions to the Completion of the Mergers” for additional details on the closing conditions to the Mergers.

Because the Momentus Business Combination will not be completed by May 13, 2021, which is the date set forth in the Company’s charter for the return of the IPO proceeds held in trust to the holders of public shares if a qualifying business combination has not been consummated by that time, the Company is seeking the Extension Amendment to permit additional time for the Momentus Business Combination to be completed. However, even if the Extension Amendment is approved by stockholders and implemented, the Company cannot provide any assurances as to when or if the Momentus Business Combination will occur, as there continue to exist significant risks and uncertainties with respect to the transaction.

In particular, there are significant uncertainties regarding the timing and ability for the parties to consummate the Momentus Business Combination due to (i) the status of the pending investigation by the SEC’s Division of Enforcement and (ii) the status of Momentus’ and the Company’s efforts to expedite the resolution of U.S. government national security concerns regarding Momentus, in each case, as discussed below.

SEC Investigation

In January 2021, the SEC’s Division of Enforcement informed the Company and Momentus that it was investigating certain disclosures made in filings with the SEC, including in connection with the Momentus Business Combination. The Company and Momentus are fully cooperating with the SEC’s investigation and are unable to predict the outcome of the matter at this time.

The Company understands that the SEC’s Division of Corporation Finance will not continue its review of, or declare effective, the Company’s Registration Statement on Form S-4, which was originally filed on November 2, 2020 and amended on December 14, 2020 and March 8, 2021 (the “Registration Statement”), based on the current status of investigation by the SEC’s Division of Enforcement. The Company is unable to predict when, or if, the Division of Corporation Finance will continue its review of the Registration Statement and declare it effective. The Momentus Business Combination cannot be consummated if the Registration Statement is not declared effective by the SEC.

CFIUS Review

On January 21, 2021, Momentus became aware of correspondence from the U.S. Department of Defense (“DoD”) stating Momentus posed a risk to national security as a result of the foreign ownership and control of Momentus by Mikhail Kokorich, Momentus’ co-founder and former Chief Executive Officer, and Lev Khasis, Momentus’ co-founder and former director, and their associated entities, as well as concerns regarding disclosures relating to such matters made by the Company in its SEC filings in connection with the Momentus Business Combination. In an effort to expedite the resolution of these U.S. Government concerns, on January 23, 2021, Mr. Kokorich resigned as Momentus’ Chief Executive Officer and as a director of Momentus, and Dawn Harms, formerly Momentus’ Chief Revenue Officer, was appointed Interim Chief Executive Officer. In an effort to further accelerate the resolution of these concerns, on February 6, 2021, Momentus, Mr. Kokorich and the Company voluntarily submitted a joint notice to the Committee on Foreign Investment in the United States (“CFIUS”) for review of the historical acquisition of interests in Momentus by Mr. Kokorich, his wife, and entities that they control. CFIUS accepted the notice by letter dated February 24, 2021. In that letter, CFIUS confirmed that February 25, 2021 is the first day of the initial, 45-day statutory “review” period and that this review will conclude no later than April 12, 2021. Upon the end of the review period, CFIUS may initiate an “investigation” of up to 45 days regarding the transactions under review, which investigation would conclude no later than May 27, 2021. This may be extended by a period of up to 15 days, in which case CFIUS would conclude action no later than June 11, 2021.

The CFIUS notice does not involve a review of the Company’s proposed acquisition of Momentus in the Momentus Business Combination because the proposed acquisition is, in the parties’ view, not within CFIUS’s jurisdiction because SRAC is not a “foreign person” (as defined at 31 CFR § 800.224), and the presence of a “foreign person” acquiror or investor is a required element for CFIUS to have legal jurisdiction over a transaction. Moreover, the completion of CFIUS’ review is not a condition to closing of the SPAC transaction under the terms of the Merger Agreement.

As contemplated in the CFIUS notice, on March 1, 2021, each of (i) Mr. Kokorich (and Nortrone Finance S.A. (“Nortrone”), which is wholly owned and controlled by Mr. Kokorich and his wife (collectively, the “Kokorich Parties”)), and (ii) Brainyspace LLC (“Brainyspace”) (the beneficial owner of which is Olga Khasis, a U.S. citizen and wife of Lev Khasis, a co-founder and former director of the Company who is a legal permanent U.S. resident and also a Russian citizen), relinquished their ability to direct the voting of any shares in Momentus through the implementation of trust structures and certain voting arrangements. The Momentus shares of which they are beneficial owners will be voted as directed by voting advisors designated by the board of directors of Momentus. The initial voting advisors are certain officers of Momentus, and any successor voting advisors will be subject to approval by the CFIUS monitoring agencies and must be U.S. citizens. The terms of the trust structures require such shares to be divested by March 1, 2024. Moreover, prompt closing of the SPAC transaction will help to address CFIUS’ and its member agencies’ concerns regarding foreign ownership and control of Momentus because it will significantly dilute the economic and voting interests that are currently held in trusts and were previously owned by Mr. Kokorich and Olga Khasis.

The parties have also indicated in the CFIUS notice that Momentus is prepared to enter into a mitigation agreement with the U.S. government to resolve any national security concerns that the U.S. government has relating to foreign ownership and control of Momentus. The parties included in the CFIUS notice a draft term sheet setting forth proposed mitigation measures, which include, among other things, the engagement of an independent professional to conduct an audit of Momentus’ technology, adoption and implementation of a NIST- or ISO-compliant data security plan, and appointment of a security officer to be the point person for all security-related issues and oversee compliance with mitigation terms agreed with CFIUS. Momentus and the Company indicated in the CFIUS notice that the proposed mitigation measures are not intended to be exhaustive or exclusive, and that they are committed to resolving completely CFIUS’s and its member agencies’ national security concerns and are eager to engage with CFIUS and its member agencies to identify any other mechanisms that would enable expeditious resolution of such concerns.

If CFIUS’s and its member agencies’ national security concerns are not resolved, the SEC may decline to review and declare effective the Company’s Registration Statement on Form S-4, in which case the Momentus Business Combination will not be consummated even if the Extension Amendment is approved by stockholders and implemented.

CFIUS may impose additional conditions or mitigation measures on Momentus (in addition to the mitigation measures that Momentus and the Company have proposed), which could be difficult to satisfy in a timely fashion, increase Momentus’ estimated costs of operations or otherwise negatively impact its operations or financial condition. Further, if Momentus cannot satisfy or maintain compliance with CFIUS’s conditions, this could result in Momentus being unable to operate its facilities or enter into contracts with customers.

Independent of the CFIUS process, CFIUS member agencies or other U.S. government agencies could decline to grant approvals necessary for Momentus to launch its customers’ payloads via a third party launch vehicle or to operate its transport vehicles, each of which would materially adversely impact Momentus’ operations, financial condition and results of operations.

Momentus can provide no assurance regarding the timing of CFIUS’s review of the acquisition of interests in Momentus by Mr. Kokorich, his wife, and entities that they control, or of the outcome of such review. CFIUS has indicated to the parties that it is drafting a mitigation agreement, called a National Security Agreement, but CFIUS has not specified when it will provide a copy of the draft National Security Agreement to the parties and there can be no assurance that CFIUS will agree to enter into a mitigation agreement on terms which the parties find reasonable, or at all. If the parties and CFIUS fail to reach a mitigation agreement, it is possible that CFIUS could order the Kokorich Parties and Brainyspace to divest their shares in Momentus within a timeframe that could be difficult to meet given that there is currently no public market for Momentus’ stock, or, if the Momentus Business Combination has been completed, that could have an adverse effect on Momentus’ stock price. If these national security concerns are not resolved, the SEC may decline to review and declare effective the Company’s Registration Statement on Form S-4, in which case the Momentus Business Combination will not be consummated even if the Extension Amendment is approved by stockholders and implemented.

Moreover, even if the parties enter into satisfactory mitigation arrangements with CFIUS, there can be no assurances that other government agencies which are not CFIUS members, such as the FAA and the Federal Communications Commission (the “FCC”), will grant the necessary authorizations to operate Momentus’ spaceflight business as planned, which would materially adversely impact Momentus’ operations, financial condition and results of operations. Please see the section below entitled “— Regulatory Status” for more information regarding the status of Momentus’ required licenses, authorizations and regulatory approvals.

Impact of Departure of Mikhail Kokorich, co-founder and former Chief Executive Officer

As discussed above, on January 23, 2021, Mikhail Kokorich, co-founder of Momentus, tendered his resignation as Chief Executive Officer and as a member of the Momentus board of directors, and Momentus, in consultation with the Company, determined that accepting Mr. Kokorich’s resignation was in the best interest of Momentus in an effort to expedite the resolution of U.S. government national security concerns relating to foreign ownership and control of Momentus which the parties became aware of in January 2021. The loss of Mr. Kokorich could adversely affect Momentus’ business by making it more difficult to, among other things, execute on the Company’s business strategies. Transitioning Mr. Kokorich’s responsibilities to Interim Chief Executive Officer Dawn Harms may require Momentus’ management or board of directors to devote additional time and resources to avoid disruption to its business or operations. Momentus also expects to begin considering new candidates for the Chief Executive Officer role, which could further constrain existing resources, divert management’s and the Momentus’ board attention from operating the business and result in additional disruption to Momentus’ business. In addition, any negative public perception of, or negative news related to, Mr. Kokorich could adversely affect Momentus’ brand, relationship with customers or standing in the industry.

The Company and Momentus also believe that Mr. Kokorich’s departure, and the resolution of the U.S. government's national security concerns relating to his control and ownership, could present new opportunities for Momentus. For example, Momentus has seen increased interest from potential customers with security clearances who previously had expressed reluctance to engage with Momentus, however, such interest is preliminary and may not result in any definitive contracts or definitive commitments or any revenue for Momentus. Furthermore, since the fourth quarter of 2020, Momentus’ pipeline of addressable opportunities has grown from $1.2 billion to more than $2 billion as of March 4, 2021. Momentus’ pipeline consists of potential contracts in negotiation or in early discussion, however, such negotiations or discussions are preliminary and may not result in definitive contracts or definitive commitments or any revenue for Momentus.

Regulatory Status

Momentus’ first launch of customer payloads is currently anticipated to occur in June 2021 on a SpaceX Falcon-9 rocket. If Momentus does not receive all required licenses, authorizations and regulatory approvals by the time it is required to begin integrating its vehicles on the rocket for its planned mission in June 2021, it will be required to remanifest its payload to a later date. However, even if its payload is remanifested to a later date, there is no guarantee that the required licenses, authorizations and regulatory approvals will be obtained by such later date.

Momentus’ business plan is dependent upon Momentus’ ability to obtain and maintain the licenses, authorizations and regulatory approvals that are required for its missions. Any failure in Momentus’ ability to procure and maintain the necessary licenses for its planned mission in June 2021 (or any future mission) could harm its reputation, cause the loss of customers and revenues and have a material adverse effect on its business, prospects, financial condition and results of operation. Furthermore, there is no guarantee that the U.S. governmental agencies that issue the licenses and authorizations necessary for the successful operation of Momentus’ business, including its future missions, will ever issue such licenses and authorizations.

The Momentus Business Combination may become significantly less attractive for the Company’s stockholders if Momentus is forced to remanifest its planned mission in June 2021 or any future mission. Furthermore, the Extension Amendment (if approved by stockholders) would delay the return of funds held in the trust account for those public stockholders of the Company who elect not to have all or a portion of their public shares redeemed in connection with the Extension Amendment.

In addition to the matters described above in “— CFIUS Review,” the current status of Momentus’ required licenses and authorizations is described below.

National Oceanic and Atmospheric Administration

Momentus transport vehicles will operate with space-qualified photographic equipment installed. While primarily intended to function as mission assurance tools, these cameras will be capable of capturing incidental earth imagery while in orbit. As such, these cameras are subject to the licensing requirements and regulations of NOAA’s Commercial Report Sensing Regulatory Affairs (“CRSRA”) office. Momentus currently holds a license grant from CRSRA authorizing the first ten Vigoride missions. Momentus received an inquiry letter from CRSRA regarding changes in Momentus’ leadership positions and voting and foreign ownership in Momentus and the ability of former Momentus leadership to access Momentus technology and facilities and Momentus provided responses to CRSRA.

Momentus has recently learned that all modifications to its NOAA license have been approved and Momentus is currently fully licensed under NOAA. To Momentus’ knowledge, no additional action is required to authorize VR-1 through VR-3 and there is no pending action with the CRSRA.

Federal Communications Commission (“FCC”)

The regulations, policies, and guidance issued by the FCC apply to the operation of Momentus’ transport vehicles. When Momentus communicates with its transport vehicles using any part of the electromagnetic spectrum, Momentus operates a space station to which FCC regulations apply. Operators of regulated space stations are required to hold and maintain compliance with proper licenses throughout the duration of any given mission. Operators may also seek licenses in other jurisdictions in accordance with multilateral agreements governing the use of the spectrum, and such licenses would generally be accorded equal treatment by the United States. Currently, Momentus utilizes a Special Temporary Authorization (“STA”) mechanism to license Momentus spacecraft. Momentus currently has two STA license applications pending with FCC. Additionally, Momentus holds a spectrum license via Germany’s Bundesnetzagentur, although this license is not intended for near term missions.

The FCC recently enacted a new set of licensing guidelines for small satellites and related systems that may apply to future Momentus spacecraft. As a result, Momentus may face a transition in license types from STA to the small satellite licensing guidelines. Additionally, the FCC is currently considering additional rules which could change the operational, technical and financial requirements for commercial space operators subject to U.S. jurisdiction. If these proposed rules become final, they could change system design and increase financial costs in order to comply with or secure new Momentus spectrum licensure.

On April 2, 2021, Momentus learned that the FCC has accepted for filing Momentus’ space station application to allow Momentus to operate its Vigoride-1 vehicle. The FCC has moved forward to issue a required public notice regarding Momentus’ application. Momentus also currently expects to receive formal clarifying questions from the FCC in the near term for its Vigoride-2 vehicle. Momentus currently believes that these clarifying questions are likely to be followed by the issuance by the FCC of the required public notice for Vigoride-2. Momentus is required to obtain its FCC spectrum licenses by May 31, 2021 in order to meet its planned mission in June 2021.

No assurance can be given that Momentus will obtain this FCC authorization by this deadline, especially in light of the ongoing review by CFIUS discussed above under “— CFIUS Review.”

The Federal Aviation Administration (“FAA”)

As a participant in launch activities, Momentus is indirectly subject to the license requirements of the FAA’s Office of Commercial Space Transportation (“AST”). The FAA regulates the airspace of the United States, through which launch vehicles must fly during launch to orbit. The AST office predominantly processes launch license requests submitted by launch vehicle operators, which include information on the constituent payloads flying on any given mission. As a result, reviews of Momentus’ payloads by AST occur during, for example, the processing of a SpaceX launch license. FAA jurisdiction over such reviews is limited, and the FAA recently indicated that Momentus payloads are, as a result of its existing NOAA grant, exempt from FAA payload review. Nevertheless, after a series of communications with the FAA with respect to a license for the originally planned January 2021 mission, the FAA ultimately determined that it was unable to grant to SpaceX an approval of the Momentus payload for the SpaceX Transporter-1 launch in January 2021 due to national security and foreign ownership concerns regarding Momentus raised by the DoD during an interagency review. Momentus has continued to engage directly with AST to process an independent review of the Momentus payload unrelated to a launch license in order to mitigate any national security concerns relating to foreign ownership and control of Momentus and to facilitate accelerated reviews of future launch vehicle licenses.

The FAA and AST recently informed Momentus that the interagency review of the payload application of Momentus is still pending and being held open at the request of the DoD. Momentus is required to obtain FAA payload approval by May 31, 2021 in order to meet its planned mission in June 2021.

No assurance can be given that Momentus will obtain this FAA approval by this deadline, especially in light of the ongoing review by CFIUS discussed above under “— CFIUS Review.”

U.S. Department of Defense

As discussed above, on January 21, 2021, Momentus became aware of correspondence from the DoD stating Momentus posed a risk to national security as a result of the foreign ownership and control of Momentus by Mikhail Kokorich and Lev Khasis and their associated entities, as well as concerns regarding disclosures relating to such matters made by the Company in its SEC filings in connection with the Business Combination. Momentus also learned that an office of the DoD had requested that appropriate governmental agencies conduct national security reviews, and that until these reviews have been conducted and national security risks effectively mitigated to the satisfaction of the DoD, this DoD office would continue to recommend that the DoD place an indefinite hold on all Momentus’ relationships with the DoD, including, where appropriate, DoD contractors and service providers. After Momentus became aware of this request, in an effort to expedite the resolution of these concerns, on January 23, 2021, Mikhail Kokorich resigned as Momentus’ Chief Executive Officer and Dawn Harms, formerly Momentus’ Chief Revenue Officer, was appointed as Interim Chief Executive Officer. In addition, Momentus has undertaken several important actions in an effort to further accelerate the resolution of these concerns, including without limitation (as discussed above):

●	The voluntary submission on February 6, 2021 by Mr. Kokorich, Momentus and the Company of a joint notice for review to CFIUS of the historical acquisition of interests in Momentus by Mr. Kokorich, his wife, and entities that they control;

●	The entry into trust structures and certain voting arrangements providing for the complete relinquishment of the ability to direct the voting of shares of Momentus by Mr. Kokorich and Mr. Khasis and/or their associated entities;

●	Arrangements providing for the complete divestment of shares of Momentus by Mr. Kokorich and Mr. Khasis and/or their associated entities by March 1, 2024 or as required by CFIUS; and

●	The submission of proposed mitigation measures to CFIUS to further address any national security concerns.

Momentus and the Company remain committed to working with the U.S. government to ensure any national security concerns are fully addressed and resolved.

Operational Recent Developments Regarding Momentus

As previously disclosed in the amended Registration Statement on Form S-4 filed by the Company with the SEC on March 8, 2021, Momentus’ first launch of customer payloads scheduled for January 2021 was remanifested to June 2021 to allow for additional time necessary to secure approval by the FAA of Momentus’ payload. This delay has had the following impacts on Momentus and its operations:

●	Customer backlog. The January mission delay caused Momentus to miss important milestones such as the ability to carry out technology and capability demonstrations to customers, which resulted in a shift of revenues of less than $300,000 from the January to June 2021 launch. In addition, because Momentus was not able to provide assurance with respect to licensure and regulatory approvals by the end of March for its planned June 2021 missions, two of its customers opted to move off of the June 2021 mission. These customers did not cancel their contracts with Momentus but maintained their overall commitment levels with Momentus by opting for later missions. Additionally, Lockheed Martin decided not to proceed with Momentus as their partner for the NASA Tipping Point contract. However, Lockheed has indicated that this action will not impact its ability to do business with Momentus in the future and Momentus currently has another contract with Lockheed. A fourth customer of Momentus encountered a technical issue with its satellite manufacturer that caused it to rebook on a mission with another provider. The overall impact to Momentus’ backlog for these instances is less than $5 million. As a result of these actions and net new orders, Momentus’ backlog stayed relatively flat at approximately $86 million as of March 31, 2021.

●	Prospective customers. Since prospective customers must now wait until early July 2021 for in-orbit test results before they would be willing to contract for services, it is doubtful that Momentus will be able to capture these opportunities until 2022, thereby causing a decline in overall projected revenues in 2021 from $12 million to $8 million.

●	Pipeline. Although the January mission delay has caused slowdown in customer contracting, since the fourth quarter of 2020, Momentus’ pipeline of potential contracts in negotiation or in early discussion has grown from $1.2 billion to more than $2 billion, however, such negotiations or discussions are preliminary and may not result in definitive contracts or definitive commitments or any revenue for Momentus. With approximately $86.0 million of contract backlog as of March 31, 2021, which includes customer options, and a robust pipeline of potential opportunities, Momentus believes there is a strong market for affordable space-based infrastructure services.

●	Employee hiring and retention. Momentus continues to scale the organization to meet its business objectives. Since the beginning of 2021, Momentus has hired 42 employees at an average rate of 3.6 per week, bringing the count to total of 140 employees as of March 31, 2021, with a current plan to have approximately 200 employees by the end of 2021. As set forth in more detail in the Registration Statement on Form S-4 relating to the Business Combination, the success of Momentus’ plan to achieve operations scale depends on the receipt of all regulatory licenses and authorizations, timely execution (including with respect to its planned missions) and the financial resources to ramp up hiring and buildout necessary factory facilities by the middle of 2022.

●	Plan Execution. Momentus still plans to build and launch six Momentus vehicles in 2021 in three launches. The success of the plan depends on Momentus’ ability to achieve the production rate and receive the necessary regulatory licenses and authorizations in a timely manner as further discussed in this section.

On February 22, 2021, Momentus entered into a Loan and Security Agreement (the “LSA”) and related agreements with Venture Lending & Leasing IX, Inc. (the “Growth Capital Loan Facility”). The LSA provides for an initial $25,000,000 growth capital term loan that is available to Momentus upon closing of the agreement, and which Momentus fully borrowed on March 1, 2021. The LSA also includes an additional $15,000,000 growth capital term loan that is available to Momentus through June 30, 2021, contingent upon receiving payload approval from the FAA and closing an equity financing of at least $25,000,000.